Exhibit 99.1

January 30, 2017

Encana Corporation

500 Centre Street SE

Calgary, Alberta

T2G 1A6

Attention:	Ms. Katherine Crerar, Director of Reserves

Reference:	Encana Corporation December 31, 2016 Reserve Audit Opinion (Canadian Assets)

At the request of Encana Corporation (Encana), McDaniel & Associates Consultants Ltd. (McDaniel) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2016 associated with Canadian Assets as prepared by Encana’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party reserves audit, completed on January 30, 2017 and presented herein, was prepared for public disclosure by Encana in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent Encana’s estimated net reserves attributable to the leasehold and royalty interests and derived through in certain properties owned by Encana and the portion of those reserves reviewed by McDaniel, as of December 31, 2016. The properties reviewed by McDaniel incorporate Encana’s reserve determinations and are attributable to the interests of Encana Corporation.

The properties reviewed by McDaniel account for a portion of Encana’s total net proved reserves as of December 31, 2016. Based on the estimates of total net proved reserves prepared by Encana, the reserves audit conducted by McDaniel addresses 98.1 percent of the total proved developed net liquid hydrocarbon reserves, 94.7 percent of the total proved developed net gas reserves, 100.0 percent of the total proved undeveloped net liquid hydrocarbon reserves, and 100.0 percent of the total proved undeveloped net gas reserves of Encana within Canada. This represented 49 percent of Encana’s total corporate net proved reserves.

The wells or locations for which estimates of reserves were reviewed by McDaniel were selected by Encana. Encana informed McDaniel that the selected reserves for Canada included effectively 100 percent of the total discounted future net income at 10 percent attributable to Canada’s total interests of Encana (coverage) based on SEC hydrocarbon price parameters as of December 31, 2016 given that the two assets not reviewed (Wheatland and Atlantic Canada) carried nil value.

2200, Bow Valley Square 3,  255 - 5 Avenue SW, Calgary AB T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744  www.mcdan.com

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As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Encana, it is our opinion that the overall procedures and methodologies utilized by Encana in preparing their estimates of the proved reserves as of December 31, 2016 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Encana are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The scope of the audit consisted of the independent preparation of our own estimates of the proved reserves and the comparison of our proved reserve results to the estimates prepared by the company. When compared on a field by field basis, some estimates prepared by Encana are greater than and some are less than those prepared by McDaniel. However, in our opinion, the estimates prepared by Encana are in aggregate reasonable, are within the established audit tolerance of plus or minus 10 percent and the estimates have been prepared in accordance with generally accepted petroleum engineering practices and procedures. These practices and procedures are detailed within the Canadian Oil and Gas Evaluation Handbook (COGEH), set out by the Society of Petroleum Evaluation Engineers (SPEE) as well as the Society of Petroleum Engineers’ (SPE) Standards Pertaining to the Estimation and Auditing of Oil and Gas Reserves. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report. For the purpose of this audit only deterministic methods were used. The proved reserve estimates prepared by both Encana and McDaniel conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

The estimated reserves presented in this report are related to hydrocarbon prices. Encana has informed us that in the preparation of their reserve and income projections, as of December 31, 2016, they used average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered may differ significantly from the estimated quantities presented in this report. The net reserves as estimated by Encana attributable to Encana’s interest and entitlement in properties that we reviewed and the reserves of properties that we did not review are summarized as follows:

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SEC PARAMETERS

Estimated Net Proved Reserves

Certain Leasehold and Royalty Interests and

Derived Through Certain Production Sharing Contracts of

Encana Corporation (Total All Regions)

As of December 31, 2016

	% Crude Oil Reserves Reviewed	% Natural Gas Liquids Reserves Reviewed	% Gas Reserves Reviewed	Reviewed by McDaniel			Not Reviewed			Total
				Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF	Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF	Crude Oil MBarrels	Natural Gas Liquids MBarrels	Sales Gas MMCF
Developed	2.9	98.1	94.7	1	25,095	854,850	20	487	47,846	21	25,582	902,696
Undeveloped	100.0	100.0	100.0	0	68,412	906,963	0	0	0	0	68,412	906,963
Total Proved	2.9	99.5	97.4	1	93,507	1,761,812	20	487	47,846	21	93,994	1,809,659

Liquid hydrocarbons are expressed in standard 42 gallon barrels and shown herein as thousand of barrels (MBarrels). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and

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economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

McDaniel has prepared its report in accordance with SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

A “Reserves Audit” is the process carried out by a qualified reserves auditor that results in a reasonable assurance, in the form of an opinion, that the reserves information has in all material respects been determined and presented according to the principles and definitions adopted by the Society of Petroleum Evaluation Engineers (“SPEE”) (Calgary Chapter), and Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and are, therefore free of material misstatement.

The reserves evaluations prepared by the Corporation have been audited, not for the purpose of verifying exactness, but the reserves information, company policies, procedures, and methods used in estimating the reserves will be examined in sufficient detail so that McDaniel can express an opinion as to whether, in the aggregate, the reserves information presented by the Corporation are reasonable.

For this Audit McDaniel performed its own independent evaluation of the reserves for greater than 95 percent of the booked total proved reserves to test for reasonableness of the Corporation’s evaluations.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator.

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Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by Encana, for the properties that we reviewed were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Greater than 90 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods or a combination of methods. These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2016, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to McDaniel by Encana or obtained from public data sources and were considered sufficient for the purpose thereof. Certain proved producing reserves that we reviewed were estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Approximately 100 percent of the proved developed non-producing and undeveloped reserves that we reviewed were estimated by the volumetric method or analogy. The volumetric analysis utilized pertinent well data furnished to McDaniel by Encana for our review or which we have obtained from public data sources that were available through November 2016. The data utilized from the analogues in conjunction with well data incorporated into the volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production

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may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Encana relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by Encana for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.

The initial SEC hydrocarbon prices in effect on December 31, 2016 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by Encana for the geographic areas reviewed by us. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by Encana to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by Encana were accepted as factual data and reviewed by us for their reasonableness based on a review of historical lease operating statements and marketing agreements.

The table below summarizes Encana’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Encana’s “average realized prices.” The average realized prices shown in the table below were determined from Encana’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Encana’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table on the following page is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
Canada	Oil	Edmonton Light	C$52.21/bbl	C$46.88/bbl
	NGLs	Edmonton Light	C$52.21/bbl	C$35.93/bbl
	Gas	AECO	C$2.17/MMBtu	C$2.03/Mcf

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The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Encana’s individual property evaluations.

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserve estimates reviewed. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Operating costs furnished by Encana are based on the operating expense reports of Encana and include only those costs directly applicable to the leases or wells for the properties reviewed by us. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. Other costs include transportation and/or processing fees as deductions. The operating costs furnished by Encana were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Encana. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by Encana are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by Encana were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Encana. The estimated net cost of abandonment after salvage was included by Encana for properties where abandonment costs net of salvage were significant. Encana’s estimates of the net abandonment costs were accepted without independent verification.

The proved developed non-producing and undeveloped reserves for the properties reviewed by us have been incorporated herein in accordance with Encana’s plans to develop these reserves as of December 31, 2016. The implementation of Encana’s development plans as presented to us is subject to the approval process adopted by Encana’s management. As the result of our inquiries during the course of our review, Encana has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Encana’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Encana. Additionally, Encana has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2016, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Encana were held constant throughout the life of the properties.

Encana’s forecasts of future production rates are based on historical performance from wells currently on production. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was

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anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used by Encana to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Encana. Wells or locations that are not currently producing may start producing earlier or later than anticipated in Encana’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain.

The estimates of proved reserves presented herein were based upon a review of the properties in which Encana owns and derives an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Encana for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Encana has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of Encana’s forecast of future proved production, we have relied upon data furnished by Encana with respect to property interests owned or derived, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. McDaniel reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Encana. We consider the factual data furnished to us by Encana to be appropriate and sufficient for the purpose of our review of Encana’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by Encana and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

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Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by Encana, it is our opinion that the overall procedures and methodologies utilized by Encana in preparing their estimates of the proved reserves as of December 31, 2016 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Encana are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

We were in reasonable agreement with Encana’s estimates of proved reserves for the properties which we reviewed; although in certain cases there was more than an acceptable variance between Encana’s estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Encana when its reserve estimates were prepared. However not withstanding, it is our opinion that on an aggregate basis the data presented herein for the properties that we reviewed fairly reflects the estimated net reserves owned by Encana.

Other Properties

Other properties, as used herein, are those properties of Encana which we did not review. The proved net reserves attributable to the other properties account for 2.0 percent of the total proved developed net liquid hydrocarbon reserves, 5.5 percent of the total proved developed net gas reserves, 0.0 percent of the total proved undeveloped net liquid hydrocarbon reserves, and 0.0 percent of the total proved undeveloped net gas reserves based on estimates prepared by Encana as of December 31, 2016. The other properties represent 0 percent of the total proved discounted future net income at 10 percent based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by Encana as of December 31, 2016.

The same technical personnel of Encana were responsible for the preparation of the reserve estimates for the properties that we reviewed as well as for the properties not reviewed by McDaniel.

Standards of Independence and Professional Qualification

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1955. McDaniel is maintains offices in Calgary, Alberta, Canada and Guildford, Surrey, United Kingdom. We have over 50 engineers, geoscientists and technicians on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.

We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

McDaniel actively participates in industry-related professional societies and routinely presents at conferences on the subject of reserves evaluations and SEC regulations. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

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Prior to becoming an officer of the Company, McDaniel requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent with respect to the company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers and Geoscientists’ of Alberta (APEGA). Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from McDaniel. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Encana Corporation.

Encana makes annual filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Encana has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form F-3 and Form S-8 of Encana of the references to our name as well as to the references to our third party report for Encana, which appears in the December 31, 2016 annual report on Form 10-K of Encana. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Encana.

We have provided Encana with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Encana and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

/s/ B. R. Hamm
B. R. Hamm, P. Eng.
Executive Vice President

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CERTIFICATE OF QUALIFICATION

I, Brian R. Hamm, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.	That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Encana Corporation an evaluation of certain oil and gas assets, As of December 31, 2016”, dated January 30, 2017, and that I was involved in the preparation of this report.

2.	That I attended the University of Calgary in the years 2001 to 2006 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 10 years of experience in oil and gas reservoir studies and evaluations.

3.	That I have no direct or indirect interest in the properties or securities of Encana Corporation, nor do I expect to receive any direct or indirect interest in the properties or securities of Encana Corporation, or any affiliate thereof.

4.	That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

/s/ B. R. Hamm

B. R. Hamm, P. Eng.

Calgary, Alberta
Dated: January 30, 2017